AMERILITHIUM CORP.

871 CORONADO CENTER DR., SUITE 200

HENDERSON, NV 89052

TEL: (702) 583-7790

September 12, 2012

VIA EDGAR

John Reynolds

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Amerilithium Corp.

Registration Statement on Form S-1/A (the “Registration Statement”)

Filed on August 24, 2012

File No. 333-179520

Dear Mr. Reynolds:

Amerilithium Corp. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 3:00pm Eastern Standard Time on September 14, 2012 or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Lawrence Metelitsa at (732) 395-4405.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,
Amerilithium Corp.

By:	/s/ Matthew Worrall
Name: Matthew Worrall
Title: Chief Executive Officer